Contact:

Hassan Parsa
Vice President, Business Development
Centillium Communications, Inc.
hparsa@centillium.com
(510) 771-3624

Christina L. Carrabino
CLC Communications, Inc.
christina@clccommunication.com
(415) 929-9307

CENTILLIUM COMMUNICATIONS ANNOUNCES FOURTH QUARTER AND 2006 FINANCIAL RESULTS

FREMONT, Calif., Feb. 7, 2007 – Centillium Communications, Inc. (NASDAQ: CTLM), a leading provider of broadband access solutions, today announced financial results for the fourth quarter and year ended Dec. 31, 2006.

Net revenues for the fourth quarter of 2006 were $10.0 million, compared with $16.0 million during the third quarter of 2006 and $20.3 million for the fourth quarter of 2005.

For the year ended Dec. 31, 2006, net revenues were $64.6 million, compared with $76.1 million in 2005.

During the fourth quarter of 2006, revenues by region, as a percentage of the company's net revenues, were 39 percent from Japan, 29 percent from Europe, 23 percent from Asia, outside of Japan and 9 percent from the U.S. Also, during the fourth quarter of 2006, revenues by market, as a percentage of the company's net revenues, were 73 percent from ADSL, 16 percent from VoIP and 11 percent from Optical.

The company reports its net loss and basic and diluted net loss per share in accordance with U.S. generally accepted accounting principles (GAAP) and additionally, on a non-GAAP basis. Non-GAAP net loss, where applicable, excludes the effect of stock-based compensation. The company uses the non-GAAP information internally to evaluate its operating performance and to determine incentive compensation, and believes these non-GAAP measures are useful to investors as they provide additional insight into the underlying operating results. We believe that these non-GAAP measures are also helpful for investors because they allow for a better comparison of financial results in the current period to those in prior periods that utilized different accounting principles in determining stock-based compensation expense as a result of the company's adoption of Statement of Financial Accounting Standards No. 123R, *Share Based Payment* ("SFAS 123R"), effective Jan. 1, 2006 to account for stock-based compensation. However, non-

GAAP measures are not stated in accordance with, should not be considered in isolation from and are not a substitute for GAAP measures. A reconciliation of GAAP to non-GAAP results is provided in the table immediately below the Non-GAAP Consolidated Statements of Operations included in this release.

The GAAP gross margin was 58.0 percent (58.2 percent, non-GAAP) for the fourth quarter of 2006, compared with 51.5 percent (51.6 percent, non-GAAP) for the third quarter of 2006 and 59.7 percent (59.7 percent, non-GAAP) for the fourth quarter of 2005.

GAAP results were a net loss of $6.0 million, or a net loss of $0.15 per share, for the fourth quarter of 2006, compared with a net loss of $2.9 million, or a net loss of $0.07 per share, for the third quarter of 2006 and a net loss of $394,000, or a net loss of $0.01 per share, for the fourth quarter of 2005. The GAAP results for 2006 include charges for stock-based compensation due to the adoption of SFAS 123R, effective Jan. 1, 2006.

Non-GAAP results, which exclude the effect of stock-based compensation, were a net loss of $5.2 million, or a net loss of $0.13 per share, for the fourth quarter of 2006, compared with a net loss of $2.1 million, or a net loss of $0.05 per share, for the third quarter of 2006 and a net loss of $394,000, or a net loss of $0.01 per share, for the fourth quarter of 2005.

For the year ended Dec. 31, 2006, GAAP results were a net loss of $10.7 million, or a net loss of $0.27 per share, compared with a net loss of $11.3 million, or a net loss of $0.29 per share in the prior year.

For the year ended Dec. 31, 2006, non-GAAP results were a net loss of $7.5 million, or a net loss of $0.19 per share, compared with a net loss of $11.3 million, or a net loss of $0.29 per share in the prior year.

Total cash and short-term investments were $55.4 million at Dec. 31, 2006, compared with $62.4 million at Sept. 30, 2006. In addition, the company remains debt free.

"We reinvigorated our product portfolio by introducing new and exciting products in 2006," said Faraj Aalaei, co-founder and CEO of Centillium. "During 2006, we introduced a new end-to-end VDSL2 product family, a Next Generation leading edge Passive Optical Networking (PON) customer premises equipment (CPE) solution, an Internet Protocol Television (IPTV) ready Maximus™ III ADSL2 solution, a high performance analog Optical transceiver product family, and a broadband residential gateway solution," said Aalaei.

"We also continued to remain focused on managing our expenses during 2006. Compared with the prior year, excluding the impact of $3.2 million in stock option expense, we reduced our operating expenses by $8.4 million, or 16 percent, and reduced our net loss by $3.8 million, or 34 percent. In addition, we increased our gross margin to 54.6 percent from 53.8 percent.

 "Our net revenues declined by 15 percent during 2006 to $64.6 million, primarily due to the severe decline in our legacy ADSL business in Japan. However, ADSL revenues outside of Japan, driven by substantial growth in Europe and China, increased by 36 percent to $20.5 million. Our Voice over Internet Protocol (VoIP) and Optical revenues in 2006 were $14.8 million, compared with $15.8 million in 2005, and they accounted for 23 percent of total revenues in 2006, compared with 21 percent in 2005," said Aalaei.

A conference call to review the fourth quarter and 2006 financial results will follow this release at 2:00 p.m. Pacific time/5:00 p.m. Eastern time. To listen to the call, please dial (517) 623-4705, pass code: Centillium. A replay will be made available approximately one hour after the conclusion of the call and will remain available for approximately one week. To access the replay, dial (402) 280-1608. The conference call will also be web cast over the Internet; visit the Investor Relations section of the Centillium Communications website at www.centillium.com to access the call from the website. This web cast will be recorded and available for replay on the Centillium website from approximately two hours after the conclusion of the conference call until March 31, 2007.

About Centillium Communications, Inc.

Centillium Communications, Inc. is a leading innovator of high performance, cost-effective semiconductor solutions that give consumers, enterprises and service providers the winning edge in broadband access. The company's complete, end-to-end system-on-chip solutions accelerate development time-to-market for "last mile" products with Digital Subscriber Line (DSL), Fiber-To-The-Premises (FTTP) and Voice-over-Internet Protocol (VoIP) technologies. Centillium products include digital and mixed-signal integrated circuits and related software for DSL and FTTP central office and customer premises equipment and VoIP solutions for carrier- and enterprise-class gateways and consumer telephony. Centillium is a global company with headquarters in Fremont, CA. Additional information is available at www.centillium.com.

Safe Harbor Statement under Private Securities Litigation Reform Act of 1995

This press release includes statements that are forward-looking statements within the meaning of U.S. federal securities laws. For example, this press release speaks to the introduction of certain exciting new products and the growth of ADSL in Europe and China. Actual results may differ materially from those indicated by such forward-looking statements based on a variety of risks and uncertainties, including without limitation the risks and uncertainties relating to the rate and breadth of deployment of broadband access in general, especially DSL, FTTP and VoIP technologies, and Centillium's technology solutions in particular; the successful development and market acceptance of Centillium's new products and technology; Centillium's dependence on a few significant customers for a substantial portion of its revenue; Centillium's ability to continue and expand on its relationships with new customers; the timing, rescheduling or cancellation of significant customer orders and Centillium's ability, as well as the ability of its customers, to manage inventory; Centillium's ability to specify, develop or acquire, complete, introduce, market and transition to volume production new products and technologies in a cost-effective and timely manner; competitive pressures and other factors such as the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of Centillium's products; the timing of customer-industry qualification and certification of Centillium's products and the risks of non-qualification or non-certification; Centillium's ability to timely and accurately predict market requirements and evolving industry standards and to identify opportunities in new markets; changes in Centillium's product or customer mix; the satisfactory completion of the audits of Centillium's financial statements and systems of internal control; intellectual property disputes and customer indemnification claims and other types of litigation risk; the effectiveness of Centillium's expense and product cost control and reduction efforts; and Centillium's ability to attract, retain and motivate qualified personnel, including executive officers and other key management and technical personnel. Centillium undertakes no obligation to update forward-looking statements for any reason. Information about potential factors that could affect Centillium's financial results is included in Centillium's Annual Report on Form 10-K and in other documents on file with the Securities and Exchange Commission.

– Summary Financial Data Attached –

CENTILLIUM COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

		Three Months Ended			Twelve Months Ended	
		December 31, 2006	September 30, 2006	December 31, 2005	December 31, 2006	December 31, 2005
		(In thousands, except per share data)			(In thousands, except per share data)	
Net revenues	$	10,016 $	16,033 $	20,291 $	64,563 $	76,127
Cost of revenues (a)		4,203	7,780	8,168	29,391	35,155
Gross profit		5,813	8,253	12,123	35,172	40,972
Operating expenses:						
Research and development (a)		7,575	7,119	7,312	27,814	29,611
Selling, general and administrative (a)		4,912	4,738	5,722	20,747	24,171
Total operating expenses		12,487	11,857	13,034	48,561	53,782
Operating loss		(6,674)	(3,604)	(911)	(13,389)	(12,810)
Interest income and other, net		759	776	546	2,861	1,674
Loss before provision for income taxes		(5,915)	(2,828)	(365)	(10,528)	(11,136)
Provision for income taxes		75	50	29	221	149
Net loss	$	(5,990) $	(2,878) $	(394) $	(10,749) $	(11,285)
Basic and diluted net loss per share	$	(0.15) $	(0.07) $	(0.01) $	(0.27) $	(0.29)
Shares used to compute basic and diluted net loss per share.		40,818	40,675	39,932	40,574	39,312
(a) Includes stock-based compensation as follows:						
Cost of revenues	$	14 $	18 $	- $	63 $	-
Research and development		277	271	-	1,214	-
Selling, general and administrative		477	486	-	1,957	-
	$	768 $	775 $	- $	3,234 $	-

CENTILLIUM COMMUNICATIONS, INC.
NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

		Three Months Ended			Twelve Months Ended	
		December 31, 2006	September 30, 2006	December 31, 2005	December 31, 2006	December 31, 2005
		(In thousands, except per share data)			(In thousands, except per share data)	
Net revenues	$	10,016 $	16,033 $	20,291 $	64,563 $	76,127
Cost of revenues		4,189	7,762	8,168	29,328	35,155
Gross profit		5,827	8,271	12,123	35,235	40,972
Operating expenses:						
Research and development		7,298	6,848	7,312	26,600	29,611
Selling, general and administrative		4,435	4,252	5,722	18,790	24,171
Total operating expenses		11,733	11,100	13,034	45,390	53,782
Operating loss		(5,906)	(2,829)	(911)	(10,155)	(12,810)
Interest income and other, net		759	776	546	2,861	1,674
Loss before provision for income taxes		(5,147)	(2,053)	(365)	(7,294)	(11,136)
Provision for income taxes		75	50	29	221	149
Non-GAAP net loss	$	(5,222) $	(2,103) $	(394) $	(7,515) $	(11,285)
Non-GAAP basic and diluted net loss per share	$	(0.13) $	(0.05) $	(0.01) $	(0.19) $	(0.29)
Shares used to compute Non-GAAP basic and diluted net loss per share		40,818	40,675	39,932	40,574	39,312

Reconciliation of GAAP Results to Non-GAAP
(Unaudited)

		Three Months Ended			Twelve Months Ended	
		December 31, 2006	September 30, 2006	December 31, 2005	December 31, 2006	December 31, 2005
		(In thousands, except per share data)			(In thousands, except per share data)	
Reconciliation of GAAP Net Loss to Non-GAAP Net Loss						
GAAP net loss	$	(5,990) $	(2,878) $	(394) $	(10,749) $	(11,285)
Stock-based compensation		768	775	-	3,234	-
Non-GAAP net loss	$	(5,222) $	(2,103) $	(394) $	(7,515) $	(11,285)
Reconciliation of GAAP Net Loss Per Share to Non-GAAP Net Loss Per Share						
GAAP net loss per share	$	(0.15) $	(0.07) $	(0.01) $	(0.27) $	(0.29)
Stock-based compensation (a)		0.02	0.02	-	0.08	-
Non-GAAP net loss per share	$	(0.13) $	(0.05) $	(0.01) $	(0.19) $	(0.29)

(a) Effective January 1, 2006, the Company adopted SFAS123R, "Share-Based Payment", which requires the measurement of
share-based payments using a fair-value-based method and recording the expense over the service period. As a result
our GAAP statement of operations for the three months ended December 31, 2006 and September 30, 2006 includes stock-based
compensation of $768,000 and $775,000. As a result our GAAP statement of operations for the twelve months ended
December 31, 2006 includes stock-based compensation of $3.2 million. Our financial statements for periods prior to 2006 are
not required to be restated. Stock-based compensation expense for periods prior to 2006 does not include the value of stock options.

CENTILLIUM COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31, 2006		December 31, 2005	
	(In thousands, except share and per share data)			
ASSETS				
Current assets:				
Cash and cash equivalents	$	26,121	$	39,440
Short-term investments		29,278		21,900
Accounts receivable - net of allowance for doubtful accounts of $80 at December 31, 2006 and $169 at December 31, 2005		6,266		7,177
Inventories		4,968		3,609
Other current assets		2,985		1,780
Total current assets		69,618		73,906
Property and equipment, net		2,702		3,529
Other assets		578		912
Total assets	$	72,898	$	78,347
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	6,505	$	5,987
Accrued compensation and related expenses		3,249		4,247
Accrued liabilities		21,118		19,133
Total current liabilities		30,872		29,367
Other long-term liabilities		1,228		2,368
Stockholders' equity:				
Common stock; $0.001 par value:				
Authorized shares: 100,000,000; Issued and outstanding shares: 41,147,312 at December 31, 2006, 40,205,940 at December 31, 2005		41		40
Additional paid-in capital		251,964		247,081
Deferred compensation		-		(24)
Accumulated deficit		(211,189)		(200,440)
Accumulated other comprehensive loss		(18)		(45)
Total stockholders' equity		40,798		46,612
Total liabilities and stockholders' equity	$	72,898	$	78,347